

CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34



03029042

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
AUG - 4 2003
WASH. D.C. 188 SECTION

Madrid, 24 July 2003

Dear Sirs,

SUPPL

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

HALF-YEARLY INFORMATION

OFFICIAL NAME:

CORPORACIÓN MAPFRE, S.A.

☐	**Credit Companies**	**B**
☐	**Investment Companies**	**C**
☐	**General**	**G**
☒	**Insurance Companies**	**S**

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Supplementary information	☒

DATE: 24 JULY 2003

HALF YEAR: FIRST 2003

INSURANCE

INFORMATION RELATIVE TO:

HALF	YEAR
FIRST	2003

I. IDENTIFICATION DATA

OFFICIAL NAME:
CORPORACIÓN MAPFRE, S.A.

LEGAL ADDRESS:	N.I.F.
Paseo de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company: Mr. Domingo Sugranyes Bickel, Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE, S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita in Madrid on 20 September 2001	**SIGNATURE:**

CONTENT OF THE HALF-YEARLY INFORMATION
(mark with an X when appropriate)

		Individual	Consolidado
I. Issuer Identification Data	0010	X	
II. Changes in the Consolidated Group	0020		X
III. Basis of Presentation and Valuation Criteria	0030	X	X
IV. Balance Sheet	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Premium Breakdown by Branch of Business	0060	X	X
VII. Number of Employees	0070	X	X
VIII. Business Development	0080	X	X
IX. Dividends Distributed	0090	X	
X. Relevant Facts	0100	X	X
XI. Relevant Facts: Explanatory Appendix	0110	X	X
XII. Special Auditors Report	0120		

II. CHANGES IN THE CONSOLIDATED GROUP

A) Changes in the consolidation perimeter

The following companies, which in the previous fiscal year were not included in the consolidation perimeter, were consolidated either in full, or by the equity method, in the present fiscal year:

- IGUALDIVERSOS, S.L. (Spain)
- ROAD AMERICA (U.S.A.)
- SERVIMEDIC BALEAR, S.L. (Spain)

The following company has been excluded from the consolidation perimeter in the present fiscal year due to sale to third parties:

- AFORE TEPEYAC (Mexico)

III. BASIS OF PRESENTATION AND VALUATION CRITERIA

The presentation of the results of all consolidated companies follows the same accounting principles, criteria and policies which were applied in the latest annual accounts.

IV. NON-CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**0200**		
I. Start-up expenses	0210	0	0
II. Intangible Assets	0220	1,345	1,200
III. Deferred expenses	0230	924	1,039
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES.	**0240**	**2,269**	**2,239**
I. Tangible Investments	0250	0	10,404
II. Financial Investments	0260	17,312	58,088
III. Investments in Group Companies and Affiliates	0270	896,543	820,710
IV. Deposits established for accepted reinsurance	0280	0	0
C) INVESTMENTS	**0290**	**913,855**	**889,202**
D) INVESTMENTS ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVESTMENT RISK	**0310**		
E) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**0320**	**0**	**0**
I. Credits on direct, reins. and coins. business (policyholders,brokers)	0330	0	0
II. Tax, corporate and other credits	0340	26,379	25,187
III. Shareholders, called capital	0350	0	0
IV.Tangible Fixed Assets	0355	376	447
V. Cash and Banks	0360	13,708	1,454
VI. Treasury Stock in Special Status	0365	0	0
VII. Other Assets Net of Provisions	0366	3,042	4,401
VIII. Accruals	0370	87	56
F) CREDITS, OTHER ASSETS AND ACCRUAL ACCOUNTS	**0380**	**43,592**	**31,545**
TOTAL ASSETS (A+B+C+D+E+F)	**0390**	**959,716**	**922,986**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	0500	90,782	90,782
II. Reserves	0510	426,445	426,446
III. Treasury stock for capital decrease	0515	0	0
IV. Results from previous years	0520	78,590	134,894
V. Result for the year	0530	5,219	-53,832
VI. Interim dividend paid during the year	0540	0	0
A) CAPITAL AND RESERVES	**0550**	**601,036**	**598,290**
B) DEFERRED INCOME	**0590**	**115**	**842**
C) SUBORDINATED LIABILITIES	**0595**	**0**	**0**
D) TECHNICAL RESERVES	**0600**	**0**	**0**
E) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	**0605**	**0**	**0**
F) PROVISIONS FOR RISKS AND EXPENSES	**0610**	**6,561**	**4,080**
G) DEPOSITS RECEIVED ON CEDED REINSURANCE	**0620**	**0**	**0**
I. Bond and other stock issues	0630	275,000	288,557
II. Due to credit institutions	0635	40,262	0
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	0640	0	0
IV. Debts on transactions in preparation of insurance contracts	0645	0	0
V. Debts on repos of assets	0646	0	0
VI. Other liabilities	0650	20,731	31,217
VII. Accruals	0670	16,011	0
H) DEBTS AND ACCRUED LIABILITIES	**0680**	**352,004**	**319,774**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H)	**0690**	**959,716**	**922,986**

V. NON-CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
I. Earned premiums, net of reinsurance (non-life)	0800	0	0
II. Earned premiums, net of reinsurance (life)	0810	0	0
A) NET EARNED PREMIUMS (I+II)	**0820**	0	0
III. Claims in the year net of reinsurance (non-life)	0830	0	0
IV. Claims in the year, net of reinsurance (life)	0840	0	0
B) NET CLAIMS (III+IV)	**0850**	0	0
V. Variation in other technical reserves, net of reinsurance (non-life)	0852	0	0
VI. Variation in other technical reserves, net of reinsurance (life)	0853	0	0
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**0855**	0	0
VII. Profit sharing and returns (non-life)	0860	0	0
VIII. Profit sharing and returns (life)	0865	0	0
IX. Net operating expenses (non-life)	0870	0	0
X. Net operating expenses (life)	0875	0	0
XI. Variation in the equalisation reserve (non-life)	0880	0	0
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**0890**	0	0
XII. Other technical results (non-life)	0900	0	0
XIII. Other technical results (life)	0910	0	0
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**0920**	0	0
XIV. Income from operating investments (non-life)	0930	0	0
XV. Income from operating investments (life)	0935	0	0
XVI. Expenses from operating investments (non-life)	0940	0	0
XVII. Expenses from operating investments (life)	0945	0	0
XVIII. Unrealised capital gains and losses on investments (life)	0950	0	0
F) TECHNICAL FINANCIAL RESULT (life) (E+XIV+XV-XVI-XVII+/-XVIII	**0960**	0	0
G) TECHNICAL RESULT (non-life) (I-III+/-V+VII-IX+/-XI+/-XII+XIV-XVI)	**0961**	0	0
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**0962**	0	0
XIX. Income from investments	0970	32,565	29,822
XX. Expenses from investments	0980	35,101	82,862
I) ORDINARY RESULT (F+XIX-XX)	**1020**	**-2,536**	**-53,040**
XXI. Other income	1025	1,347	745
XXII. Other expenses	1026	4,773	5,405
XXIII. Extraordinary Results	1030	2	3
J) PROFIT BEFORE TAXES (I+XXI-XXII+/-XXIII)	**1040**	**-5,960**	**-57,697**
XXIV. Corporate tax and others	1042	11,179	3,865
K) RESULT FOR THE YEAR (J+/-XXIV)	**1044**	**5,219**	**-53,832**

IV. CONSOLIDATED BALANCE SHEET

Unit: thousand euros

ASSETS		CURRENT YEAR	PREVIOUS YEAR
A) SHAREHOLDERS, UNCALLED CAPITAL	**1200**	**0**	**0**
I. Start-up expenses	1210	9,815	8,368
II. Intangible assets	1220	80,265	72,042
III. Deferred expenses	1230	1,734	2,203
B) INTANG. ASSETS, START-UP EXPENSES, DEFERRED EXPENSES	**1240**	**91,814**	**82,613**
I. Tangible investments	1250	508,579	532,879
II. Financial investments	1260	11,419,933	9,698,126
III. Deferred expenses	1270	242,463	244,678
IV. Treasury Stock	1280	0	0
V. Deposits established for accepted reinsurance	1285	94,817	68,635
C) INVESTMENTS	**1290**	**12,265,792**	**10,544,318**
D) CONSOLIDATED GOODWILL	**1300**	**411,049**	**440,993**
E) INVEST. ON ACCOUNT OF LIFE POLICYHOLDERS ASSUMING INVEST. RISK	**1310**	**486,508**	**653,928**
F) PARTICIPATION BY REINSURANCE IN TECHNICAL RESERVES	**1320**	**543,558**	**507,508**
I. Credits on direct, reins. and coins. business (policyholders and brokers)	1330	1,057,109	1,037,311
II. Tax, corporate and other credits	1340	177,145	195,390
III. Shareholders,called capital	1350	0	4,976
IV. Tangible Fixed Assets	1355	71,108	70,706
V. Cash and Banks	1360	466,114	438,535
VI. Short-term Trasury Stock	1365	0	0
VII. Other assets Net of Provisions	1366	27,388	86,922
VIII. Accruals	1370	553,708	467,368
G) CREDITS, OTHER ASSETS AND ACCRUAL ACCOUNTS	**1380**	**2,352,572**	**2,301,208**
TOTAL ASSETS (A+B+C+D+E+F+G)	**1390**	**16,151,293**	**14,530,568**

LIABILITIES		CURRENT YEAR	PREVIOUS YEAR
I. Subscribed capital	1500	90,782	90,782
II. Parent company reserves	1510	596,212	571,405
III.Treasury stock for capital decrease	1515	0	0
IV. Reserves in consolidated companies	1520	605,391	493,310
V. Translation differences	1530	-293,929	-137,166
VI. Results attributable to the parent company	1540	72,732	61,390
VII. Interim dividend paid during the year	1550	0	0
A) CAPITAL AND RESERVES	**1560**	**1,071,188**	**1,079,721**
B) MINORITY INTERESTS	**1570**	**641,683**	**599,686**
C) NEGATIVE CONSOLIDATION DIFFERENCE	**1580**	**3,435**	**3,141**
D) DEFERRED INCOME	**1590**	**13,798**	**16,571**
E) SUBORDINATED LIABILITIES	**1592**	**0**	**0**
F) TECHNICAL RESERVES	**1595**	**12,291,139**	**10,658,010**
G) TECH. RESRVS. (LIFE) WHEN INV. RISK IS ASSUMED BY POLICYHOLD.	**1600**	**486,508**	**653,928**
H) PROVISIONS FOR RISKS AND EXPENSES	**1610**	**89,101**	**87,801**
I) DEPOSITS RECEIVED ON CEDED REINSURANCE	**1620**	**103,719**	**67,315**
I. Bond and other stock issues	1630	275,000	288,557
II. Due to credit institutions	1635	64,428	84,670
III. Debts on direct insurance, reins. and coins. (policyholders, brokers)	1640	466,740	398,377
IV. Debts on transactions in preparation of insurance contracts	1645	37,842	44,563
V. Debts on repos of assets	1646	0	14,196
VI. Other	1650	506,874	465,601
VII. Accruals	1670	99,838	68,431
J) DEBTS AND ACCRUED LIABILITIES	**1680**	**1,450,722**	**1,364,395**
TOTAL LIABILITIES (A+B+C+D+E+F+G+H+I+J)	**1690**	**16,151,293**	**14,530,568**

V. CONSOLIDATED RESULTS

Unit: thousand euros

		CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
I. Earned premiums, net of reinsurance (non-life)	1800	1,324,819	61%	1,301,555	57%
II. Earned premiums, net of reinsurance (life)	1810	845,622	39%	994,349	43%
A) NET EARNED PREMIUMS (I+II)	**1820**	**2,170,441**	**100%**	**2,295,904**	**100%**
III. Claims in the year, net of reinsurance (non-life)	1830	894,886	41%	884,560	39%
IV. Claims in the year, net of reinsurance (life)	1840	607,914	28%	544,947	24%
B) NET CLAIMS (III+IV)	**1850**	**1,502,800**	**69%**	**1,429,507**	**62%**
V. Variation in other technical reserves, net of reinsurance (non-life)	1852	-15,792	-1%	-15,103	-1%
VI. Variation in other technical reserves, net of reinsurance (life)	1853	-388,505	-18%	-530,511	-23%
C) VARIATION IN OTHER NET TECHNICAL RESERVES (+/-V+/-VI)	**1855**	**-404,297**	**-19%**	**-545,614**	**-24%**
VII. Profit sharing and returns (non-life)	1860	820	0%	313	0%
VIII. Profit sharing and returns (life)	1865	11,026	1%	9,595	0%
IX. Net operating expenses (non-life)	1870	359,176	17%	369,404	16%
X. Net operating expenses (life)	1875	45,074	2%	63,862	3%
XI. Variation in the equalisation reserve (non-life)	1880	14,416	1%	5,799	0%
D) PROFIT SHARING & OTHER OPERATING EXPENSES (VII+VIII+IX+X+/-XI)	**1890**	**430,512**	**20%**	**448,973**	**20%**
XII. Other technical results (non-life)	1900	-21,179	-1%	-19,659	-1%
XIII. Other technical results (life)	1910	-6,575	0%	-6,105	0%
E) TECHNICAL RESULTS (A-B+/-C-D+/-XII+/-XIII)	**1920**	**-194,922**	**-9%**	**-153,954**	**-7%**
XIV. Income from operating investments (non-life)	1930	139,376	6%	144,194	6%
XV. Income from operating investments (life)	1935	346,385	16%	284,973	12%
XVI. Expenses from operating investments (non-life)	1940	44,753	2%	59,600	3%
XVII. Expenses from operating investments (life)	1945	95,741	4%	82,376	4%
XVIII. Unrealised capital gains and losses on investments (life)	1950	12,955	1%	-4,216	0%
F) TECHNICAL FINANCIAL RESULT (E+XIV+XV-XVI-XVII+/-XVIII)	**1960**	**163,300**	**8%**	**129,021**	**6%**
G) TECHNICAL RESULT (non-life) (I-III+/-V-VII-IX+/-XI+/-XII+XIV-XVI)	**1965**	**113,173**	**5%**	**91,311**	**4%**
H) TECHNICAL RESULT (life) (II-IV+/-VI-VIII-X+/-XIII+XV-XVII+/-XVIII)	**1966**	**50,127**	**2%**	**37,710**	**2%**
XIX. Results from investments	1970	6,581	0%	13,509	1%
XX. Translation results	1980	24	0%	75	0%
XXI. Profit sharing of companies recorded by equity method	1990	12,858	1%	14,139	1%
XXII. Amortisation of consolidation goodwill	2000	12,786	1%	9,992	0%
XXIII. Consolidation differences	2010	0	0%	0	0%
I) ORDINARY RESULT (F+/-XIX+/-XX+/-XXI-XXII+XXIII)	**2020**	**169,977**	**8%**	**146,752**	**6%**
XXI. Other income	2025	38,343	2%	29,935	1%
XXVI. Other expenses	2026	45,981	2%	37,576	2%
XXVI. Extraordinary Results	2030	1,596	0%	2,249	0%
J) PROFIT BEFORE TAXES (H+XXIV-XXV+/-XXVI)	**2040**	**163,935**	**8%**	**141,360**	**6%**
XXVII. Corporate tax	2042	-46,813	-2%	-37,327	-2%
K) RESULT (I+/-XXVII)	**2044**	**117,122**	**5%**	**104,033**	**5%**
+/- Results attributable to minority interests	2050	-44,390	-2%	-42,643	-2%
= RESULTS FOR THE YEAR ATTRIBUTABLE TO CONTROLLING COMPANY	**2060**	**72,732**	**3%**	**61,390**	**3%**

VI. BREAKDOWN OF EARNED PREMIUMS BY BRANCH OF BUSINESS

NON-LIFE BRANCHES		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
General Insurance - Direct Insurance Spain	2100			727,586	614,408
Credit and Guarantee – Direct Insurance Spain	2115			46,604	37,917
Direct Insurance abroad	2120			541,423	635,769
Reinsurance	2125			187,581	194,907
Assistance	2130			61,048	67,965
TOTAL PREMIUMS FOR THE YEAR Non-Life (direct and accepted)	2140			1,564,242	1,550,966
TOTAL PREMIUMS FOR THE YEAR Non-Life (ceded and retroceded)	2145			-239,423	-249,411
TOTAL NET EARNED PREMIUMS Non-Life	2150			1,324,819	1,301,555
TOTAL PREMIUMS FOR THE YEAR Life (direct and accepted)	2185			865,012	1,008,764
TOTAL PREMIUMS FOR THE YEAR Life (ceded and retroceded)	2190			-19,390	-14,415
TOTAL NET EARNED PREMIUMS Life	2195			845,622	994,349
TOTAL NET EARNED PREMIUMS	2200			2,170,441	2,295,904
Spain	2205			1,536,103	1,576,286
Foreign Subsidiaries: EU.	2210			67,612	20,070
O.E.C.D.	2215			201,215	241,298
Other Countries	2220			365,511	458,250

Figures in thousand euros

VII AVERAGE NUMBER OF EMPLOYEES DURING THE PERIOD

		NON-CONSOLIDATED		CONSOLIDATED	
		Curr. Year	Prev. Year	Curr. Year	Prev. Year
TOTAL PERSONS EMPLOYED	3000	61	68	12,612	11,655

VIII) BUSINESS DEVELOPMENT

- The key figures of CORPORACIÓN MAPFRE and its subsidiaries are growing at rates in excess of the targets for 2003 (excluding premiums in the Americas, which are decreasing due to the effect of exchange rates):

	1H '03	% Var. vs. 1H '02	Target	Var. vs. Target
Non-life direct insurance premiums: Spain	1,062.0	18.0%	> 10%	8.0%
Non-life direct insurance premiums: Abroad	594.6	-15.2%	> 10%	-25.2%
Third-party funds managed by Mapfre Vida	12,502.4	13.4%	8-10%	5.4%
Combined ratio	92.5%	-1.6%	< 100%	7.5%
Net result	72.7	18.4%	> 10%	8.4%

Figures in million euros

- All the subsidiaries of MAPFRE AMÉRICA are earning a profit.
- MAPFRE CAJA MADRID HOLDING has been selected by the Sociedad Española de Participaciones Industriales (SEPI) as the winner in the privatisation process of MUSINI, S.A. and MUSINI VIDA.
- The shares of CORPORACIÓN MAPFRE have been included in two highly regarded stock market indices:
  - The IBEX 35, which contains the most liquid shares listed on the Spanish Stock Exchanges;
  - The Dow Jones Stoxx Insurance, which is composed by the shares of the biggest listed insurance companies of 18 European countries.
- As a consequence of the upgrades given by the rating agencies to SISTEMA MAPFRE:
  - AM Best assigned a 'aa-' rating with a positive outlook to the bonds issued by CORPORACIÓN MAPFRE;
  - Standard & Poor's raised to 'AA-' its long-term counterparty credit and senior unsecured debt ratings on CORPORACIÓN MAPFRE, with a stable outlook.

B1) CONSOLIDATED FIGURES

Revenues

In June 2003, the total revenues of CORPORACIÓN MAPFRE and its subsdiaries reached € 3,459.1 million, with the following breakdown by line of business:

TOTAL REVENUES
(Million euros)

	30.06.03	30.06.02	Var. % 03/02
Companies operating primarily in Spain			
Direct insurance premiums: non-life	1,062.0	899.9	18.0%
Direct insurance premiums: life	849.9	981.8	-13.4%
Income from investments	390.9	310.5	25.9%
Other income from consolidated companies	18.0	11.6	55.2%
Brokerage and fund management *	26.9	28.0	-3.9%
Real estate management and development *	26.2	25.1	4.4%
Total	2,373.9	2,256.9	5.2%
Companies operating primarily abroad			
Direct insurance premiums: non-life	594.6	700.9	-15.2%
Direct insurance premiums: life	19.6	23.9	-18.0%
Accepted reinsurance premiums	219.6	213.6	2.8%
Assistance premiums and other income	90.6	91.6	-1.1%
Income from investments	131.5	154.5	-14.9%
Other income from consolidated companies	2.4	1.5	60.0%
Travel Agency *	26.9	26.4	1.9%
Total	1,085.2	1,212.4	-10.5%
TOTAL	3,459.1	3,469.3	-0.3%

(*) Equity accounted

Direct insurance and accepted reinsurance premiums reached a consolidated volume of € 2,814.6 million, a 2.6% decrease with respect to the previous year. Net premiums earned amounted to € 2,170.4 million, a 5.5% decrease.

Total direct insurance and accepted reinsurance premiums in the Life business reached a volume of € 883.7 million, a 13.6% decrease. Total direct insurance and accepted reinsurance premiums in the Non-life business reached a volume of € 1,930.9 million, a 3.4% increase.

Results

The consolidated profit after taxes and minority interests amounted to € 72.7 million, an 18.4% increase over the previous year. The breakdown of the consolidated result by line of business is shown in the following table:

CONSOLIDATED RESULTS (Million euros)			
	30.06.03	30.06.02	% Var. 03/02
FULLY CONSOLIDATED RESULTS			
Companies operating primarily in Spain			
Direct Insurance	116.4	96.5	20.6%
Other	---	---	---
Subtotal	116.4	96.5	20.6%
Companies operating primarily abroad			
Direct Insurance	30.1	32.6	-7.7%
Accepted reinsurance	21.3	15.2	40.1%
Assistance	3.8	2.9	31.0%
Other	0.4	-0.1	---
Subtotal	55.6	50.6	9.9%
EQUITY-ACCOUNTED SUBSIDIARIES			
Brokerage and fund management	10.8	11.8	-8.5%
Real estate management and development	2.4	3.0	-20.0%
Other	0.3	-0.1	---
Total result from subsidiaries	185.5	161.8	14.6%
Amortisation of goodwill and portfolio acquisition costs	-15.1	-12.3	22.8%
Holding company results (non-consolidated)	-6.0	-57.7	---
Consolidation adjustments	-0.5	49.5	---
Result before tax and minority interests	**163.9**	**141.3**	16.0%
Tax	-46.8	-37.3	25.5%
Result after tax	**117.1**	**104.0**	12.6%
Minority interest	-44.4	-42.6	4.2%
Net attributable result	**72.7**	**61.4**	18.4%

B2) SUBSIDIARIES' FIGURES

> **Companies operating primarily in Spain and Portugal**

The direct insurance and accepted reinsurance premiums of the subsidiaries of MAPFRE CAJA MADRID HOLDING grew 1.6%, reaching a volume of € 1,911.9 million. The gross consolidated result (before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests) amounted to € 124.8 million, an 18% increase. The net profit reached € 73.2 million, a 19.4% increase.

The following tables show, respectively, a breakdown of the direct insurance and accepted reinsurance premiums, and of the consolidated results of the subsidiaries of MAPFRE CAJA MADRID HOLDING:

Written and accepted premiums			
	30.06.03	30.06.02	% Var. 03/02
MAPFRE VIDA	859.1	986.8	-12.9
MAPFRE SEGUROS GENERALES (*)	459.8	403.8	13.9
UNIDAD DE EMPRESAS	314.3	241.7	30.0
MAPFRE CAJA SALUD	278.7	249.5	11.7
MAPFRE CAJA MADRID HOLDING	1,911.9	1,881.8	1.6

Results						
	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs			After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		
	30.06.03	30.06.02	% Var. 03/02	30.06.03	30.06.02	% Var. 03/02
MAPFRE VIDA	56.8	51.4	10.5	41.3	37.4	10.4
MAPFRE SEGUROS GENERALES (*)	42.8	35.3	21.2	24.2	18.0	34.4
UNIDAD DE EMPRESAS	19.2	14.1	36.2	12.2	8.8	38.6
MAPFRE CAJA SALUD	8.9	7.6	17.1	4.9	4.3	14.0
Other	-0.7	-0.6	16.7	-0.7	-0.5	40.0
Hldg. co. expenses and cons. adjusts.	-2.2	-2.0	10.0	-8.7	-6.7	29.9
MAPFRE CAJA MADRID HOLDING	124.8	105.8	18.0	73.2	61.3	19.4

Figures in million euros

(*) Excluding its subsidiary MAPFRE INDUSTRIAL, which is included in the Commercial Insurance Unit.

- **MAPFRE VIDA**

The development of the business of MAPFRE VIDA in the first half was as follows:

	30.06.03	30.06.02	Var. % 03/02
REGULAR PREMIUMS	201.8	208.4	-3.2%
- Agents channel	190.2	196.2	-3.1%
- Bank channel	11.6	12.2	-4.9%
SINGLE PREMIUMS	564.4	695.2	-18.8%
- Agents channel	172.3	161.2	6.9%
- Bank channel	392.1	534.0	-26.6%
LIFE PREMIUMS - SAVINGS	766.2	903.6	-15.2%
EXTERNALISATION	0.0	9.0	---
- Agents channel	---	9.0	---
- Bank channel	---	---	---
Sub-total	766.2	912.6	-16.0%
LIFE PREMIUMS - RISK	92.8	74.2	25.1%
- Agents channel	55.5	45.6	21.7%
- Bank channel	37.3	28.6	30.4%
TOTAL PREMIUMS	**859.1**	**986.8**	**-12.9%**
TECHNICAL RESERVES	9,620.9	8,348.1	15.2%
INVESTMENT FUNDS	2,148.8	2,093.6	2.6%
PENSION FUNDS	732.8	588.0	24.6%
THIRD-PARTY FUNDS	**12,502.4**	**11,029.7**	13.4%
EQUITY	386.2	371.6	3.9%
TOTAL FUNDS UNDER MANAGEMENT	**12,888.6**	**11,401.3**	**13.0%**

Figures in million euros

- **SEGUROS GENERALES**

The main figures for the companies presently included in the General Insurance Unit were as follows:

Company	Written Premiums	% Var. 03/02	Results (*)	
			30.06.03	30.06.02
MAPFRE SEGUROS GENERALES (indiv.)	267.7	15.6	28.8	25.7
MAPFRE GUANARTEME	92.7	17.4	10.5	9.2
MAPFRE FINISTERRE	99.4	6.6	8.5	8.4

Figures in million euros

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 31.0 million, a 19.2% increase over the previous year.

- **COMMERCIAL INSURANCE UNIT**

The main figures for the companies presently included in the Commercial Insurance Unit were as follows:

Company	Written Premiums	% Var. 03/02	Results (*)	
			30.06.03	30.06.02
MAPFRE INDUSTRIAL	255.3	32.8	13.7	9.7
MAPFRE CAUCION Y CREDITO	59.0	19.2	5.5	4.3

Figures in million euros

(*) Before tax, minority interests, and amortisation of goodwill and portfolio acquistion costs.

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 10.0 million, a 54.6% increase over the previous year.

- **MAPFRE CAJA SALUD**

Direct insurance and accepted reinsurance premiums sold through the Bank Channel amounted to € 11.2 million, a 27.3% increase over the previous year.

> **Companies operating primarily abroad**

The following tables show, respectively, a breakdown of the direct insurance and accepted reinsurance premiums, and of the consolidated results of the subsidiaries operating primarily abroad:

Written and accepted premiums and income from services			
	30.06.03	30.06.02	% Var. 03/02
MAPFRE AMERICA	599.9	711.5	-15.7
MAPFRE RE	415.4	365.0	13.8
MAPFRE ASISTENCIA	117.4	116.7	0.6
- Premiums	68.9	70.8	-2.7
- Other income	48.5	45.9	5.7

Results						
	Before tax, minority interests, and amortisation of goodwill and portfolio acquisition costs			After tax, minority interests, and amortisation of goodwill and portfolio acquisition costs		
	30.06.03	30.06.02	% Var. 03/02	30.06.03	30.06.02	% Var. 03/02
MAPFRE AMERICA	29.4	32.4	-9.3	21.1	14.5	45.5
MAPFRE RE	21.3	15.2	40.1	14.2	11.6	22.4
MAPFRE ASISTENCIA	3.8	2.9	31.0	2.2	2.4	-8.3

Figures in million euros

MAPFRE AMÉRICA

The business developed positively during the first half, with strong premium growth in local currencies, together with a slight decrease in the claims ratio due to a lower frequency of claims and to improvements in risk selection. The decrease in the volume of premiums expressed in euros is due to the cumulative devaluation of Latin American currencies and of the US dollar against the euro.

Moreover, the 45.5% increase in the net result reflects:

- The lower contribution from financial income;
- Realisation gains at MAPFRE TEPEYAC;
- A lower tax burden;
- A decrease in minority interests after the buy-backs carried out in 2002.

The breakdown by country was as follows:

Country	Company	Written Premiums	% Var. 03/02 Euros	% Var. 03/02 Local currency	Results (*)	
					30.06.2003	30.06.2002
Argentina	MAPFRE ARGENTINA	59.4	61.0	116.3	2.0	1.6
Brazil	VERA CRUZ SEGURADORA	102.3	-24.8	20.7	3.5	2.3
Colombia	MAPFRE S.G. COLOMBIA	19.6	-12.5	36.2	1.1	0.9
Chile	MAPFRE S.G. CHILE	40.3	0.2	28.8	1.4	0.6
El Salvador	LA CENTRO AMERICANA	14.5	-14.2	6.3	1.0	1.1
Mexico	MAPFRE TEPEYAC	162.6	-12.9	22.0	5.9	11.9
Paraguay	MAPFRE PARAGUAY	3.5	-14.6	40.5	0.1	0.1
Peru	MAPFRE PERU	10.3	-24.8	-6.8	0.5	-0.1
Puerto Rico	MAPFRE USA	101.0	-13.2	7.0	10.8	7.3
Uruguay	MAPFRE URUGUAY	3.8	-40.6	-26.4	0.2	-0.8
Venezuela	LA SEGURIDAD	82.4	-37.6	26.9	9.8	11.8

Figures in million euros

(*) Before amortisation of goodwill and portfolio acquisition costs, taxes and minority interests.

The results of MAPFRE TEPEYAC reflect:

- The increase in the claims ratio and the deviation of the claims reserve in Motor insurance
- Provisions against premiums of doubtful collection amounting to € 1.8 million
- Capital gains of € 3.3 million from the sale of of the shareholding in AFORE TEPEYAC, and of € 1.7 million from the sale of a property

The first half 2002 results of MAPFRE USA included a € 2.6 million loss from the AMSTAR run-off.

➢ Combined ratios

The evolution of the main management ratios of the Non-life insurance subsidiaries of CORPORACION MAPFRE is shown in the following table, which provides the percentage of total expenses and claims incurred over earned premiums, before reinsurance. Moreover, the columns to the right show the combined ratios (expenses over written premiums, and claims over earned premiums, net of reinsurance). Figures for MAPFRE CAUCION Y CREDITO include the net income from the sale of credit opinions, which are part of the operating result, even though they are classified as non-technical items.

CORPORACION MAPFRE
Subsidiaries figures as at June 2003 (Consolidated figures)

COMPANY	(1) TOTAL EXPENSES [%]		(2) CLAIMS [%]		(3) COMBINED RATIO [%]	
	30.06.03	30.06.02	30.06.03	30.06.02	30.06.03	30.06.02
MAPFRE SEGUROS GENERALES	29.4	30.8	63.6	61.6	91.0	88.4
MAPFRE INDUSTRIAL	20.2	19.4	57.2	63.1	84.6	85.3
MAPFRE CAUCION Y CREDITO (4)	20.6	21.8	64.6	72.6	71.2	74.8
MAPFRE CAJA SALUD (5)	17.0	16.2	79.1	80.3	96.1	96.5
MAPFRE RE	27.4	28.9	62.9	64.8	91.8	97.1
MAPFRE ASISTENCIA	14.4	11.4	73.5	82.0	86.1	93.8
MAPFRE AMERICA	30.5	31.4	64.8	68.2	104.3	104.5
CORPORACION MAPFRE CONSOLIDATED	26.8	28.2	65.4	67.7	92.5	94.0

(1) Total expenses/gross premiums earned
(2) Claims from direct insurance and accepted reinsurance/gross premiums earned
(3) Net expenses/net premiums written + net claims/net premiums earned
(4) The combined ratio of Mapfre Caución y Crédito is adjusted for the net income from the sale of credit opinions

➢ Consolidated shareholders' equity

Total consolidated equity amounted to € 1,712.9 million, against € 1,679.4 million at the end of the first half of 2002. The year-on-year variation sums up the positive impact from the results of subsidiaries, as well as the negative impact from the devaluation of American currencies and the appreciation of the euro against the US dollar. Of the amount of total equity detailed above, € 641.7 million correspond to the holdings of minority shareholders in subsidiaries, and € 1,071.2 million to the shareholders of CORPORACIÓN MAPFRE. Consolidated shareholders' equity per share amounted to € 5.9 at June 2003 (€ 5.9 per share at the end of 2002).

The consolidated shareholders' equity, expressed in euros, of MAPFRE AMERICA and its subsidiaries decreased during 2003 by € 27.0 million, due to the devaluation of Latin American currencies. This has led to setting aside € 23.2 million in the provision against investment depreciation in the non-consolidated balance sheet.

➢ Investments and financing

During the first half of 2003, CORPORACIÓN MAPFRE made the following investments in group companies:

- CORPORACIÓN MAPFRE participated in the capital increase at MAPFRE RE by transferring to it the ownership of a unique property located in Paseo de Recoletos 25, Madrid, which was valued at € 30 million by external surveyors, and by paying up € 23.8 million in cash. As a consequence of this capital increase, which amounted to € 60 million in total, the shareholding of CORPORACIÓN MAPFRE in MAPFRE RE reached 84.3% as of 30/06/03, from 83.3% as of 31/12/02;

- MAPFRE ASISTENCIA has acquired 100% of the share capital of the group of companies denominated ROAD AMERICA MOTOR CLUB for an initial amount of USD 18 million, and a complementary payment based on the results these businesses will generate over the next three years;

- MAPFRE ASISTENCIA has acquired NUOVI SERVIZI AUTO, S.p.A., an Italian company specialised in warranty extension services for second-hand vehicles, and its Irish reinsurance subsidiary GENERAL SERVICES REINSURANCE Ltd. The price agreed is € 11.1 million in the case of the former, and € 1 million in the case of the latter.

- MAPFRE ASISTENCIA carried out two capital increases: one of € 6 million in the first quarter; and another of € 5 million in the second quarter, related to the acquisition of NUOVI SERVIZI AUTO S.p.A.

- Among smaller transactions, CORPORACION MAPFRE acquired from FIRST METRO a 40% share of the capital of MAPFRE ASIAN, for a consideration of € 3.0 million, raising its shareholding in MAPFRE ASIAN to 93.2% as of 30/06/03, from 53.2% as of 31/12/02.

- MAPFRE AMÉRICA acquired from minority shareholders a 18.1% stake in MAPFRE PERU Compañía de Seguros y Reaseguros, S.A. for USD 1.1 million (approx. € 1 million), increasing its shareholding in this subsidiary to 98.9%.

After the close of the first half, MAPFRE USA agreed to acquire CANADA LIFE INSURANCE COMPANY OF PUERTO RICO, specialised in Life, Accidents and Health insurance, for a price of USD 7.0 million. This company, which carries out its business activities in Puerto Rico and the US Virgin Islands, recorded premiums of USD 37.2 million and shareholders' funds of USD 5.1 million as of 31/12/02.

➢ Awarding of Musini

The bids made by MAPFRE CAJA MADRID HOLDING, a subsidiary in which CORPORACIÓN MAPFRE has a 51% stake, have been selected by SEPI as the winners in the privatisation process of MUSINI, S.A. and MUSINI VIDA

The total bid price has been € 249.7 million (€ 174.6 million for MUSINI, S.A. and € 75.1 million for MUSINI VIDA). In accordance with the rules of the privatisation process, this price will be adjusted to include the variations in the net worth between 31/12/02 and the date of the transfer balance sheet, and the unrealised gains in the porfolio of securities that are not backing technical reserves as of the date of the transfer balance sheet. The same rules also establish that MAPFRE CAJA MADRID HOLDING, having won both bidding processes, will acquire a 98.07% shareholding in both MUSINI, S.A. and MUSINI VIDA. The net book value of such shareholdings as of 31/12/02 was approximately € 246 million.

According to the information released by SEPI, the total price, including the adjustments mentioned above, should be approximately € 297 million. This amount may vary depending on the fluctuations in the unrealised gains referred to previously, and on the results for the period, net of any dividends, which will be included in the net worth as of the date of the transfer balance sheet.

The consistency of the value of the assets and liabilities with the technical and accounting principles followed by MAPFRE will be assessed over the next few months

According to its annual report, at the end of 2002 the consolidated solvency margin of the MUSINI GROUP was equal to 4.4x the minimum legal requirement in the Non-Life business, and 2.4x in the Life business

➢ Personnel

As at 30 June 2003, CORPORACION MAPFRE and its subsidiaries employed 12,848 people (5,587 in Spain and 7,261 in other countries), an increase of 1,230 people with respect to the previous year.

➢ Results of Sistema Mapfre

CORPORACIÓN MAPFRE is a subsidiary of MAPFRE MUTUALIDAD, the leading Motor insurer in Spain, which owns 55.2% of its share capital. Together with their respective subsidiaries they form SISTEMA MAPFRE, which in June 2003 reached total revenues of € 4,738.1 million, a 2.2% increase over the previous year, and a net consolidated profit after taxes and minority interests of € 170.8 million, a 40.9% increase. The consolidated profit and loss account of SISTEMA MAPFRE is shown in the following table:

DIRECT INSURANCE AND ACCEPTED REINSURANCE	30.06.03	30.06.02	% Var. 03/02
Written and accepted premiums	3,952.4	3,953.7	---
Unearned premiums reserve	-437.4	-411.5	6.3
Claims	-2,412.2	-2,282.0	5.7
Other technical expenses	-1,073.9	-1,232.8	-12.9
GROSS RESULT, DIRECT INSURANCE AND ACCEPTED REINSURANCE	**28.9**	**27.4**	**5.4**
Result of ceded and retroceded insurance	-106.9	-71.7	49.1
Net financial income	450.3	309.7	45.4
Net other technical income	-37.1	-41.1	-9.6
Result of the non-technical account	-0.6	25.3	---
RESULT BEFORE TAX AND MINORITY INTERESTS	**334.6**	**249.6**	**34.1**
Taxes	-85.5	-61.1	40.0
AFTER-TAX RESULT	**249.1**	**188.5**	**32.1**
Minority interests	-78.3	-67.3	16.3
NET RESULT ATTRIBUTABLE TO MAPFRE MUTUALIDAD	**170.8**	**121.2**	**40.9**

Figures in million euros

➢ Complementary information

A presentation for analysts and investors will be released to complement and complete the information contained herein (accessible at www.mapfre.com).

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros Per Share	Amount (thousand Euros)
1. Ordinary Shares	3100	20	0.10	18,156
2. Preference Shares	3110	--	--	--
3. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

Interim dividend paid out of freely available reserves (results from previous years pending application), paid on 2 June 2003. Shares numbered 1 to 181,564,536 collected € 0.10 gross per share.